UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
_________________________________

For the Fiscal Semiannual Period Ended June 30, 2020

Belpointe REIT, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-10923

Maryland		83-1314648
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

125 Greenwich Avenue, 3rd Floor Greenwich, Connecticut 06830
(Full mailing address of principal executive offices)

(203) 622-6000
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, $0.01 par value

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

References to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc. and its subsidiaries, taken together, unless context otherwise requires.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

Forward-Looking Statements

This semiannual report on Form 1-SA (this “Semiannual Report”) contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere in this Semiannual Report and under the heading “Risk Factors” in our offering circular dated March 20, 2020, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, and in Part II of our Annual Report on Form 1-K for the year ended December 31, 2019, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “SEC”). In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

Overview

We are a Maryland corporation formed on June 19, 2018 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We are the sole general partner of Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”). All of our assets are held by, and all of our operations are conducted through, our Operating Partnership, either directly or through its subsidiaries. We are externally managed by Belpointe REIT Manager, LLC, a Delaware limited liability company (our “Manager”), an affiliate of our sponsor, Belpointe, LLC (our “Sponsor”).

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property. We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2019.

We intend to operate in such a manner as to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. Among other requirements, REITs must distribute at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain) to stockholders. We intend to qualify as a REIT for U.S. federal income tax purposes on such date as determined by our board of directors (“Board”), taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund.

We have qualified with the SEC an offering of up to $50,000,000 in shares of our common stock, par value $0.01 per share, on a rolling 12-month basis under Regulation A (the “Offering”). During the six months ended June 30, 2020 we accepted gross proceeds of approximately $6,329,000 from selling 63,289 shares of common stock in the Offering. As of the date of this Semiannual Report, we have raised approximately $49,695,000 from selling 496,959 shares of common stock in the Offering.

COVID-19

The recent outbreak of COVID-19 and efforts by governmental and other authorities to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have resulted in significant disruptions to global economic and market conditions and triggered a period of global economic slowdown.

The COVID-19 outbreak presents material uncertainty and risk with respect to our future performance and future financial results, such as the potential to negatively impact occupancy at our properties, our financing arrangements, our costs of operations, the value of our investments and laws, regulations and governmental and regulatory policies applicable to the Company. Given the evolving nature of the COVID-19 outbreak, the extent to which it may impact our future performance and future financial results will

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depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that the COVID-19 outbreak may have on our future financial results at this time. Management continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

Our Portfolio

As of June 30, 2020, our portfolio consisted of two investments.

On November 8, 2019, we completed the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located in Sarasota, Florida (the “Sarasota Property”), for a purchase price of approximately $20,701,000, inclusive of transaction costs and deferred financing fees. A portion of the purchase price was funded with a $12,000,000 secured loan from First Florida Integrity Bank.

The Sarasota Property will be redeveloped into a 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 50,000 square feet of retail space located on the first two levels. We anticipate that the Sarasota Property will consist of two high-rise buildings with 7-stories in the front and 10-stories in the rear, each building will have a clubroom, fitness center, center courtyards with swimming pools and rooftop terraces as well as a leasing office. The Sarasota Property is located in downtown Sarasota, less than one mile from Route 41 and five miles from Interstate 75, with shopping, dining and arts all within walking distance. There is an existing 808-space parking garage included as part of the Sarasota Property, to which we anticipate adding an additional 125 plus surface spaces and on-street spaces.

On March 20, 2020, we originated an approximately $2,481,000 preferred equity investment in a property owned by a consortium of investors located in the University of Connecticut’s main campus in Mansfield, Connecticut (the “UConn Investment”). We anticipate partnering with a codeveloper to develop the property into an approximately 250 apartment home community commencing in 2021.

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business and across our investment portfolio. While we did not experience any disruptions during the six months ended June 30, 2020 from the COVID-19 outbreak, we are unable to predict the impact that COVID-19 will have on our financial condition, results of operations and cash flows due to numerous uncertainties.

Results of Operations

Revenue

Revenue of approximately $35,000 for the three months ended June 30, 2020 related to our Sarasota Property and consisted of approximately $18,000 of lease revenue and approximately $17,000 of easement revenue. There were no comparable revenues for the three months ended June 30, 2019.

Revenue of approximately $87,000 for the six months ended June 30, 2020 related to our Sarasota Property and consisted of approximately $52,000 of lease revenue and approximately $35,000 of easement revenue. There were no comparable revenues for the six months ended June 30, 2019. Our operating activity for the six months ended June 30, 2019 focused on conducting our Offering and sourcing and originating qualified opportunity zone investment opportunities.

Property Expenses

For the three months ended June 30, 2020, as compared to the same period in 2019, property expenses increased by approximately $189,000 of which approximately $78,000 of the increase consisted of asset management fees to our Manager and the remaining $111,000 consisted of property expenses, real estate taxes, utilities, and insurance expenses incurred in relation to our Sarasota Property.

For the six months ended June 30, 2020, as compared to the same period in 2019, property expenses increased by approximately $440,000 of which approximately $164,000 of the increase consisted of asset management fees to our Manager and the remaining $276,000 consisted of property expenses, real estate taxes, utilities, and insurance expenses incurred in relation to our Sarasota Property.

Refer to “Note 3 – Related Party Arrangements” in the notes to our unaudited consolidated financial statements included elsewhere in this Semiannual Report for a description of the calculation of our asset management fees.

General and Administrative Expenses

For the three and six months ended June 30, 2020, as compared to the same periods in 2019, general and administrative expenses increased by approximately $80,000 and $426,000, respectively, and related primarily to employee cost sharing expenses

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(pursuant to the terms of the management agreement with our Manager and the development management agreement with our development manager), marketing and advertising expenses, professional fees and other fees and expenses associated with the organization and operation of our business.

Abandoned Pursuit Expenses

Abandoned pursuit expenses of approximately $1,000 and $7,000 for the three and six months ended June 30, 2020, respectively, consisted of expenses related to acquisitions which we no longer deemed probable. There were no comparable abandoned pursuit expenses for the three and six months ended June 30, 2019.

Depreciation Expenses

Depreciation expenses of approximately $87,000 and $174,000 for the three and six months ended June 30, 2020, respectively, consisted of depreciation related to our Sarasota Property. There were no comparable depreciation expenses for the three and six months ended June 30, 2019.

Interest Expenses

Interest expenses of approximately $17,000 and $47,000 for the three and six months ended June 30, 2020, respectively, consisted of mortgage interest related to our Sarasota Property. There were no comparable interest expenses for the three and six months ended June 30, 2019.

Equity in net income from unconsolidated joint venture

Equity in net income from unconsolidated joint venture of approximately $9,000 for the three and six months ended June 30, 2020 related to our preferred equity return earned on our UConn Investment. Our preferred equity return is recorded on a quarter lag. Refer to “Note 4 – Real Estate, Net and Investment in real estate” in the notes to our unaudited consolidated financial statements included elsewhere in this Semiannual Report for a description of our investments. There were no comparable preferred returns earned for the three and six months ended June 30, 2019.

Liquidity and Capital Resources

We require capital resources to fund our investment activities, pay our Offering and operating fees and expenses and pay our outstanding indebtedness. We anticipate our Offering and operating fees and expenses will include, among other things, the management fee we pay to our Manager, legal, audit and valuation expenses, regulatory filing fees, printing expenses, transfer agent fees, marketing and distribution expenses and fees related to identifying, acquiring, developing or redeveloping and managing our portfolio of commercial real estate properties and real estate related assets. We do not have any office or personnel expenses as we do not have any employees.

For the six months ended June 30, 2020 and 2019, our Manager and its affiliates, including our Sponsor, have incurred approximately $92,000 and approximately $157,000, respectively, in organization, operation and Offering expenses on our behalf. As of the six months ended June 30, 2020 and 2019, approximately $86,000 and approximately $157,000, respectively, remained reimbursable to our Manager and its affiliates for organization, operation and Offering expenses paid.

We will obtain the capital resources that we need primarily from the net proceeds of our Offering, and any future offerings that we may conduct, secured or unsecured financings from banks and other lenders and undistributed cash flow from operations. Having only completed a portion of our ongoing Offering, we may face challenges related to ensuring that we have adequate capital resources on a long-term basis. Moreover, the economic effects of the COVID-19 pandemic may make it more difficult for us to obtain secured or unsecured financings from banks and other lenders for our investments on attractive terms or at all.

As of the six months ended June 30, 2020, our indebtedness primarily consisted of a mortgage loan secured by our Sarasota Property, property expenses related to our Sarasota Property and expenses reimbursable to our Manager and its affiliates. As of the six months ended June 30, 2019, our indebtedness consisted of expenses reimbursable to our Manager and its affiliates.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash (amounts in thousands):

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Cash flows (used in) provided by operating activities	$(862)	$293
Cash flows (used in) investing activities	(6,167)	—
Cash flows provided by financing activities	9,818	4,860
Net increase in cash and cash equivalents and restricted cash	$2,789	$5,153

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As of June 30, 2020 and 2019, cash and cash equivalents and restricted cash totaled approximately $29,275,000 and approximately $5,163,000, respectively.

Cash flows used in operating activities for the six months ended June 30, 2020 primarily relates to the operation of our Sarasota Property. Cash flows provided by operating activities for the six months ended June 30, 2019 primarily relates to conducting our Offering and sourcing and originating qualified opportunity zone investment opportunities.

Cash flows used in investing activities for the six months ended June 30, 2020 relates to our UConn Investment and development of our Sarasota Property.

Cash flows provided by financing activities for the six months ended June 30, 2020 and 2019 primarily relates to offering proceeds from issuance of common stock.

Trend Information

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than national economic conditions and COVID-19 affecting real estate generally, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the heading “Risk Factors” in our offering circular dated March 20, 2020, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, and in Part II of our Annual Report on Form 1-K for the year ended December 31, 2019, a copy of which may be accessed here.

We believe that the near and intermediate-term market for investment in targeted commercial real estate properties and real estate related assets in select qualified opportunity zones is compelling on a risk-adjusted basis. We are focused on the development or redevelopment of qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we expect to greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

Net Asset Value

We calculate our net asset value (“NAV”) per share of common stock every fiscal quarter, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable thereafter), based on our NAV divided by the number of shares of common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis.

On June 30, 2020, our Board approved our Manager’s determination of our NAV per share of common stock of $100.00. Our Manager determined our NAV based on the estimated value of each of our commercial real estate assets and investments and our cash and cash equivalents available for investment and operations.

Critical Accounting Policies

Please refer to Note 2, “Summary of Significant Accounting Policies” to our unaudited consolidated financial statements included elsewhere in this Semiannual Report for a summary of our critical accounting policies.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Commitments and Contingencies

The following table summarizes our contractual obligations as of June 30, 2020 (amounts in thousands).

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt - Principal	$12,000	$12,000	$—	$—	$—
Operating lease commitments	932	137	795	—	—
Interest on borrowings	529	529	—	—	—
	$13,461	$12,666	$795	$—	$—

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Item 2. Other Information

None.

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Item 3. Financial Statements (Unaudited)

F-1

Belpointe REIT, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	June 30, 2020 (Unaudited)	December 31, 2019
Assets
Real estate
Land	$1,580	$1,580
Building and improvements	10,427	10,427
Real estate under construction	10,041	8,669
Total land, building and improvements	22,048	20,676
Accumulated depreciation	(232)	(58)
Real estate, net	21,816	20,618
Cash and cash equivalents	28,742	25,658
Investment in real estate	2,496	—
Stockholder funds receivable	110	3,650
Other assets	4,648	4,954
Total assets	$57,812	$54,880

Liabilities
Debt, net	$11,977	$11,964
Due to affiliates	238	2,398
Accounts payable, accrued expenses and other liabilities	524	654
Total liabilities	12,739	15,016

Commitments and contingencies

Stockholders’ Equity
Preferred stock, $0.01 par value, 100,000,000 authorized; no issued and outstanding at June 30, 2020 and December 31, 2019	—	—
Common stock, $0.01 par value, 900,000,000 and 1,000 shares authorized, respectively; 469,595 and 406,306 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	5	4
Additional paid-in capital	46,726	40,404
Accumulated deficit	(1,658)	(544)
Total stockholders’ equity	45,073	39,864
Total liabilities and stockholders’ equity	$57,812	$54,880

See accompanying notes to consolidated financial statements.

F-2

Belpointe REIT, Inc.
Consolidated Statements of Operations (Unaudited)
(in thousands, except share and per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Revenue
Lease revenue	$18	$—	$52	$—
Other real estate revenue	17	—	35	—
Total revenue	35	—	87	—

Expenses
Property expenses	199	10	450	10
General and administrative	186	106	532	106
Abandoned pursuit expense	1	—	7	—
Depreciation expense	87	—	174	—
Total expenses	473	116	1,163	116

Other income and expense
Interest expense	(17)	—	(47)	—
Equity in net income from unconsolidated joint venture	9	—	9	—
Total other income and expense	(8)	—	(38)	—

Net loss attributable to Belpointe REIT, Inc.	$(446)	$(116)	$(1,114)	$(116)
Loss per share of common stock (basic and diluted)
Net loss per share of common stock	$(0.98)	$(4.07)	$(2.51)	$(7.72)
Weighted-average shares of common stock outstanding	455,100	28,522	443,295	15,050

See accompanying notes to consolidated financial statements.

F-3

Belpointe REIT, Inc.
Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)
(in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Capital	Deficit)	Total
Balance at April 1, 2020	442,060	$4	$43,973	$(1,212)	$42,765
Activity for the three months ended June 30, 2020
Issuance of common stock	27,535	1	2,753	—	2,754
Offering costs	—	—	—	—	—
Net loss	—	—	—	(446)	(446)
Balance at June 30, 2020	469,595	$5	$46,726	$(1,658)	$45,073

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Capital	Deficit)	Total
Balance at April 1, 2019	8,661	$—	$866	$—	$866
Activity for the three months ended June 30, 2019
Issuance of common stock	48,236	1	4,824	—	4,825
Offering costs	—	—	(58)	—	(58)
Net loss	—	—	—	(116)	(116)
Balance at June 30, 2019	56,897	$1	$5,632	$(116)	$5,517

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Capital	Deficit)	Total
Balance at January 1, 2020	406,306	$4	$40,404	$(544)	$39,864
Activity for the six months ended June 30, 2020
Issuance of common stock	63,289	1	6,329	—	6,330
Offering costs	—	—	(7)	—	(7)
Net loss	—	—	—	(1,114)	(1,114)
Balance at June 30, 2020	469,595	$5	$46,726	$(1,658)	$45,073

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Capital	Deficit)	Total
Balance at January 1, 2019	100	$—	$10	$—	$10
Activity for the six months ended June 30, 2019
Issuance of common stock	56,797	1	5,680	—	5,681
Offering costs	—	—	(58)	—	(58)
Net loss	—	—	—	(116)	(116)
Balance at June 30, 2019	56,897	$1	$5,632	$(116)	$5,517

See accompanying notes to consolidated financial statements

F-4

Belpointe REIT, Inc.
Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	For the six months ended June 30,
	2020	2019
Cash flows from operating activities
Net loss	$(1,114)	$(116)
Adjustments to net loss:
Depreciation and amortization of deferred financing cost	187	—
Amortization of above-market ground lease intangible	(23)	—
Equity in earnings of unconsolidated joint venture	(9)	—
Decrease in due to affiliates	(31)	—
Net change in other operating assets	63	—
Net change in other operating liabilities	65	409
Net cash (used in) provided by operating activities	(862)	293

Cash flows from investing activities
Investment in real estate	(2,509)	—
Development of real estate	(3,658)	—
Net cash used in investing activities	(6,167)	—

Cash flows from financing activities
Proceeds from shares issued	9,869	4,860
Payment of offering costs	(51)	—
Net cash provided by financing activities	9,818	4,860

Change in cash and cash equivalents and restricted cash during the period
Net increase in cash and cash equivalents and restricted cash	2,789	5,153
Cash and cash equivalents and restricted cash, beginning of the period	26,486	10
Cash and cash equivalents and restricted cash, end of the period	$29,275	$5,163

Cash paid during the period for interest, net of amount capitalized	$27	$—

Reconciliation of cash, cash equivalents and restricted cash as of the end of the period
Cash and cash equivalents	$28,742	$5,163
Restricted cash	533	—
Total cash, cash equivalents, and restricted cash	$29,275	$5,163

Supplemental disclosure of non-cash investing and financing activities
Development costs (Note 4)	$(73)	$—
Unsettled shares of common stock (Note 7)	$110	$830
Due to affiliates (Note 3)	$—	$(58)

See accompanying notes to consolidated financial statements.

F-5

Belpointe REIT, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 Organization and Business Purpose

Belpointe REIT, Inc. (together with its subsidiaries, the “Company,” “we,” “us,” or “our”) was formed on June 19, 2018, as a Maryland corporation. The Company was organized to concentrate our early operations on the identification, acquisition, development or redevelopment and management of commercial real estate located within “qualified opportunity zones.” At least 90% of our assets consist of qualified opportunity zone property, which enables us to be classified as a “qualified opportunity fund” as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2019.

All of our assets are held by, and all of our operations are conducted through, our wholly owned subsidiary Belpointe REIT OP, LP (the “Operating Partnership”), either directly or through its subsidiaries. We intend to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes on such date as determined by our board of directors (“Board”), taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund.

The Company is externally managed by Belpointe REIT Manager, LLC (the “Manager”), an affiliate of our sponsor, Belpointe, LLC (the “Sponsor”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have qualified with the Securities and Exchange Commission (“SEC”) an offering of up to $50,000,000 in shares of our common stock, par value $0.01 per share, on a rolling 12-month basis under Regulation A (the “Offering”). The purchase price per share of common stock in our Offering will vary based on the Company’s quarterly net asset value (“NAV”) per share. From the period beginning May 16, 2019, the date aggregate subscription proceeds exceeded the minimum offering amount of $2,000,000, through December 31, 2019, we accepted gross proceeds of approximately $40,631,000 from selling 406,306 shares of common stock in the Offering. During the six months ended June 30, 2020, we accepted gross proceeds of approximately $6,329,000 from selling 63,289 shares of common stock in the Offering.

As of June 30, 2020, the Company was authorized to issue up to 900,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2020, the Company had 469,595 shares of common stock issued and outstanding.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and Article 10 of Regulation S-X. The first closing on our Offering was held in June 2019 and we acquired our first investment on November 8, 2019.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. Our interim unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2019, which are included in the Company’s Annual Report on Form 1-K filed with the SEC. The unaudited consolidated financial statements as of June 30, 2020, and for the three and six months ended June 30, 2020 and 2019, and certain related notes thereto, are unaudited, have not been reviewed, and may not include year-end adjustments necessary to make those unaudited consolidated financial statements comparable to audited results.

Basis of Consolidation

The accompanying unaudited consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

We have evaluated our economic interest in entities to determine if they are deemed to be Variable Interest Entities (a “VIE”) and whether the entities should be consolidated. An entity is a VIE if it has any one of the following characteristics: (i) the entity does not have enough equity at risk to finance its activities without additional subordinated financial support; (ii) the at risk equity holders, as a group, lack the characteristics of a controlling financial interest; or (iii) the entity is structured with non-substantive voting rights. The distinction between a VIE and other entities is based on the nature and amount of the equity investment and the rights and obligations of the equity investors. Fixed price purchase and renewal options within a lease, as well as certain decision-making rights within a loan or joint-venture agreement, can cause us to consider an entity a VIE. Limited partnerships and other similar entities that operate as a partnership will be considered VIEs unless the limited partners hold substantive kick-out rights or participation rights.

F-6

Significant judgment is required to determine whether a VIE should be consolidated. We review all agreements and contractual arrangements to determine whether (a) we or another party have any variable interests in an entity, (b) the entity is considered a VIE and (c) which variable interest holder, if any, is the primary beneficiary of the VIE. Determination of the primary beneficiary is based on whether the entity (1) has the power to direct the activities that most significantly impact the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

As of June 30, 2020 and December 31, 2019, we considered two entities and one entity to be a VIE, respectively (See Note 4), of which one was consolidated as of both dates, as we are considered the primary beneficiary. The following table presents the financial data in the consolidated balance sheet as of June 30,2020 (amounts in thousands):

	June 30, 2020	December 31, 2019
Land	$1,580	$1,580
Building and improvements	10,427	10,427
Real estate under construction	10,041	8,669
Accumulated depreciation	(232)	(58)
Cash and cash equivalents	26,902	24,552
Other assets	4,616	4,921
Total assets	$53,334	$50,091

Liabilities
Debt, net	$11,977	$11,964
Due to affiliates	6	2,178
Accounts payable, accrued expenses and other liabilities	440	534
Total liabilities	$12,423	$14,676

As of June 30, 2020, we had one unconsolidated investment in real estate deemed to be a VIE, with a net carrying amount of $2,496,000, which we account for under the equity method of accounting. We do not consolidate this VIE because power is shared and we are not the primary beneficiary; however the nature of our involvement in these activities allows us to exercise significant influence. Our maximum exposure to loss in this entity is limited to our investment. There were no unconsolidated VIEs as of December 31, 2019.

Each reporting period we will reassess whether there are any reconsideration events that are required to be taken into consideration to determine if an entity is a VIE and whether it should be consolidated.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation. We currently present asset management fees within property expenses in the consolidated statement of operations. Previously, this was included within general and administrative expenses in the consolidated statement of operations.

Revisions of Previously Issued Financial Statements

In the second quarter of 2020, we identified an error in the consolidated financial statements related to the issuance of common stock during the six months ended June 30, 2019. The consolidated statement of changes in stockholders’ equity for the six months ended June 30, 2019 has been revised to reflect additional common stock issuances of 5,200 shares for $520,000 of additional paid in capital. In addition, the weighted average shares of common stock outstanding and net loss per share of common stock for the six months ended June 30, 2019 has been revised to 15,050 shares and ($7.72) per share, respectively. The decrease in the weighted average shares of common stock outstanding is due to the fact that the majority of the additional shares sold during the six months ended June 30, 2019 were towards the end of the period. We concluded that these adjustments were not material to our financial position or results of operations for the current period or any of the prior periods. In addition, this error did not affect our consolidated balance sheet as of December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and the accompanying notes. Actual results could materially differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, Leases, which is codified in ASC 842, Leases, and supersedes current lease guidance in ASC 840, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted

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changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. Pursuant to Regulation A, we are permitted, and have elected, to use an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. For private companies, ASC 842 will be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Risks and Uncertainties

The spread of COVID-19 has caused significant disruptions to the global economy and normal business operations worldwide, and the duration and severity of the effects are currently unknown. The rapid development and fluidity of the COVID-19 situation precludes any forecast as to its ultimate impact. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential to negatively impact financing arrangements, increase costs of operations, change laws or regulations, and add uncertainty regarding government and regulatory policy. We are closely monitoring the potential impact of COVID-19 on all aspects of our business.

Note 3 Related Party Arrangements

The Manager and its affiliates, including in certain cases our Sponsor, will receive fees or reimbursements in connection with our Offering and the management of our investments.

The following table presents a summary of fees paid and expenses reimbursed to the Manager and its affiliates in accordance with the terms of the relevant agreements (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Amounts Included in the Consolidated Statements of Operations
Costs incurred by the Manager and its affiliates (1)	$140	$106	$331	$106
Asset management fees	88	10	174	10
	$228	$116	$505	$116
Other capitalized costs:
Development fee and reimbursements(1)	$55	$—	$356	$—
Costs Incurred by the Manager and its affiliates (2)	—	58	—	58
	$55	$58	$356	$58

(1)	Includes reimbursements for allocable share of salaries, benefits and overhead of personnel.
(2)	Reimbursable expenditures related to the Offering and charged to stockholders’ equity.

The following table presents a summary of amounts included in Due to affiliates in the unaudited consolidated financial statements (amounts in thousands):

	June 30, 2020	December 31, 2019
Amounts Due to affiliates
Development fees (1)	$5	$2,173
Employee Cost Sharing and reimbursements (1)	139	130
Asset management fees	88	73
Organization and offering costs	—	17
Other transaction related reimbursements (2)	6	5
	$238	$2,398

(1)	Includes wage, overhead and other reimbursements to the Manager and its affiliates.
(2)	Includes acquisition-related transaction costs incurred.

Organization, Offering and Other Operating Expenses

The Manager and its affiliates, including our Sponsor, will be reimbursed for organization and offering expenses incurred in conjunction with our organization and Offering, as well as actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. We will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. In addition, we will reimburse our Sponsor and Manager for expenses incurred for our allocable share of the salaries, benefits and overhead of personnel providing services to us pursuant to a shared services agreement between the Company, the Manager and the Sponsor.

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During the three and six months ended June 30, 2020, the Manager and its affiliates paid approximately $29,000 and $92,000 of organization and operating expenses, respectively, and no Offering costs on our behalf. We commenced operations in June 2019, after the minimum Offering of $2,000,000 was raised, at which point the Company became liable to reimburse our Manager and its affiliates for expenses incurred on behalf of the Company. During the three and six months ended June 30, 2019, the Manager and its affiliates paid approximately $27,000 and $61,000 of organization and operating expenses, respectively, (excluding wage reimbursements) and approximately zero and $40,000 of Offering costs, respectively, on our behalf. As of June 30, 2020, $86,000 remains reimbursable to the Manager and its affiliates for organization and operating expenses.

Asset Management Fee

Subject to the oversight of our Board, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties and real estate-related assets, including debt and equity securities issued by other real estate companies within our investment objectives and policies.

The Manager is entitled a quarterly asset management fee of one-fourth of 0.75% to be paid in cash. Asset management fees were based on our Offering proceeds at the end of each quarter until 12 months following the commencement of the Offering, and thereafter are be based on our NAV at the end of each prior quarter. Asset management fees are included in property expenses in the consolidated statement of operations.

Property Management Oversight Fee

Our Manager, Sponsor or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of our Operating Partnership, equal to 1% of the revenue generated by the applicable property.

Distributions Participation

Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. As a result, at any time we make a distribution to our stockholders, other than distributions representing a return of capital, whether from continuing operations, net sale proceeds or otherwise, our Manager will be entitled to receive 5% of the aggregate amount of such distribution.

Development Fee

Affiliates of our Sponsor are entitled to receive (i) development fees on each project in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project, and (ii) reimbursements for its expenses, such as employee compensation and other overhead expenses incurred in connection with the project.

On November 8, 2019, we completed the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located in Sarasota, Florida (the “Sarasota Property”). The Sarasota Property will be redeveloped into a 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 50,000 square feet of retail space located on the first two levels.

In relation to our Sarasota Property, as described in more detail below, a development fee of 4% of total project costs will be charged throughout the course of the project, of which one half was due at the close of the acquisition and is included in real estate under construction in our consolidated balance sheet as of June 30, 2020. As of June 30, 2020, all upfront development fees have been paid. During the three months ended June 30, 2020, we incurred employee reimbursement expenditures to the development manager of approximately $68,000, of which approximately $49,000 and $19,000 is included in real estate under construction in our consolidated balance sheet and general and administrative expenses in our consolidated statement of operations, respectively. During the six months ended June 30, 2020 we incurred employee reimbursement expenditures to the development manager of $209,000 of which $111,000 and $98,000 is included in real estate under construction in our consolidated balance sheet and general and administrative expenses in our consolidated statement of operations, respectively. As of June 30, 2020 and December 31, 2019, approximately $5,000 and $2,173,000, respectively, remain due and payable to our affiliates for development fees and employee reimbursement expenditures related to the Sarasota Property.

Economic Dependency

Under various agreements, the Company has engaged the Manager and its affiliates, including in certain cases the Sponsor, to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company, including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Manager and its affiliates, including the Sponsor. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

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Note 4 Real Estate, Net and Investment in real estate

Acquisitions of real estate

On March 20, 2020, the Company originated a preferred equity investment in a property owned by a consortium of investors located in the University of Connecticut’s main campus in Mansfield, Connecticut (the “UConn Investment”) for approximately $2,481,000. The Company anticipates partnering with a codeveloper to develop the property into an approximately 250 apartment home community commencing in 2021. The UConn Investment is accounted for under the equity method of accounting as we exercise significant influence; however, we are not the primary beneficiary. We have elected to record the UConn Investment on a one quarter lag.

On November 8, 2019, we acquired the Sarasota Property for a total cost of approximately $20,701,000, inclusive of transaction costs and deferred financing fees of approximately $761,000 and $40,000, respectively. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. The purchase price was allocated to land, building, real estate under construction, intangible assets and above-market ground lease liability of approximately $1,580,000, $10,427,000, $4,806,000, $3,947,000 and $99,000, respectively. All related assets and liabilities, including identifiable intangibles, were recorded at their relative fair values based on the purchase price and acquisition costs incurred. The operating leases acquired are principally short-term in nature and expire in less than12 months. A portion of the purchase price was funded by a $12,000,000 secured loan at a fixed annual rate of 4.75% and term to maturity of 18 months.

Depreciation expense was approximately $87,000 and $174,000 for the three and six months ended June 30, 2020, respectively. There was no depreciation expense for the three and six months ended June 30, 2019 since our first property was acquired in November 2019.

Intangible assets recorded at acquisition, noted above, are included in other assets on the consolidated balance sheet and consist of land development rights of approximately $3,424,000 (which have a perpetual legal and economic life) and a ground lease purchase option of approximately $523,000 which we are intending to exercise before July 2022. The above-market ground lease liability recorded at acquisition, noted above, is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheet and will be amortized over the remaining lease term of approximately three years. During the three and six months ended June 30, 2020, amortization of above-market ground lease intangibles was approximately $11,000 and $23,000, respectively, and is included in property expenses in the consolidated statement of operations. There was no amortization expense for the three months and six months ended June 30, 2019, since our first property was acquired in November 2019.

Real Estate Under Construction

The following table provides the activity of our Real estate under construction (amounts in thousands):

	June 30, 2020	December 31, 2019
Beginning balance	$8,669	$—
Land held for development	—	4,806
Capitalized funds (1)	1,111	3,804
Capitalized interest	261	59
	$10,041	$8,669

(1)	Includes direct and indirect project costs totaling approximately $416,000, as well as development fees and employee reimbursement expenditures incurred of approximately $3,529,000 as of June 30, 2020.

Note 5 Debt, Net

Debt, net consists of one non-recourse mortgage loan held with an unrelated third party and is collateralized by the assignment of real property with a carrying value of approximately $25,694,000 and $24,472,000 at June 30, 2020 and December 31, 2019, respectively, related to our Sarasota Property. Our sole mortgage loan outstanding as of June 30, 2020 has a balance of $12,000,000 (excluding deferred financing cost net of amortization of approximately $23,000) and bore a fixed annual interest rate of 4.75% and a term to maturity of 18 months. The loan is interest only, as no principal payments are required to be made until maturity.

Note 6 Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date under current market conditions (i.e., the exit price).

We categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

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Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2020, the Company’s significant financial instruments consist of one non-recourse mortgage loan (See Note 5), which is considered Level 3 in the fair value hierarchy and the carrying value approximates fair value as of June 30, 2020 and December 31, 2019. We estimated that our other financial assets and liabilities had fair values that approximated their carrying values as of June 30, 2020 and December 31, 2019.

Note 7 Loss Per Share and Equity

Basic and Diluted Loss Per Share

Our Charter authorizes the issuance of up to 900,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share.

Loss per share for the three and six months ended June 30, 2020 and 2019 is computed as follows (in thousands, except share and per share):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss attributable to common stockholders	$(446)	$(116)	$(1,114)	$(116)
Loss per share of common stock (basic and diluted)
Net loss per share of common stock	$(0.98)	$(4.07)	$(2.51)	$(7.72)
Weighted-average shares of common stock outstanding	455,100	28,522	443,295	15,050

Proceeds from certain of the shares that we sold are held by our market-makers and are considered unsettled until such time as all contingencies have been removed. At June 30, 2020, 1,100 common shares were held by our market-makers and $110,000 was recorded as a Stockholder funds receivable on our consolidated balance sheet relating to such shares.

Note 8 Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby, on a quarterly basis, subject to certain restrictions and limitations, stockholders have their shares of common stock redeemed. Redemptions may be made upon written request to the Company at least 15 business days prior to the end of the applicable quarter. The Company intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”).

Share repurchases under the stock redemption plan will be transacted at a repurchase price equal to the Company’s NAV per share for the quarter in which the Redemption Date occurs.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed stockholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate the ownership limits in the Company’s Charter or if a redemption constitutes a “dividend equivalent” redemption that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a stockholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

For the three and six months ended June 30, 2020 and 2019, there were no redemption requests.

Note 9 Commitments and Contingencies

As of the date of filing this Semiannual Report on Form 1-SA, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

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Note 10 Subsequent Events

Offering

From the period of July 1, 2020 through the date of this Semiannual Report, we accepted gross proceeds of approximately $2,736,000 from our Offering.

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Item 4.	Exhibits

Exhibit No.	Description
2.1*	Form of Articles of Amendment and Restatement (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
2.2*	Form of Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
4.1*	Form of Subscription Package (incorporated by reference to Appendix B to the Company’s Offering Statement on Form 1-A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.1*	Form of Agreement of Limited Partnership of Belpointe REIT OP, LP (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.2*	Form of Management Agreement by and among Belpointe REIT, Inc., Belpointe REIT OP, LP and Belpointe REIT, Manager, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.3*	Form of Employee and Cost Sharing Agreement by and between Belpointe, LLC and Belpointe REIT Manager, LLC (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.5*	Amendment to Purchase Agreement, dated August 26, 2019, by and between BBC Plaza, LLC, Biter Building, LLC and Belpointe Investments, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.6*	Second Amendment to Purchase Agreement, dated August 28, 2019, by and between BBC Plaza, LLC, Biter Building, LLC and Belpointe Investments, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.7*	Third Amendment to Purchase Agreement, September 4, 2019, by and between BBC Plaza, LLC, Biter Building, LLC, Belpointe Investments, LLC and BP OZ 1991 Main, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.8*	Membership Interest Sales Agreement, dated March 20, 2020, by and between CMC QOF I, LLC and BPOZ 497 Middle Holdings, LLC (portions of this exhibit have been omitted pursuant and are subject to confidential treatment) (incorporated by reference to Exhibit 6.8 to the Compxany’s Current Report on Form 1-U (File No. 024R-00206) filed with the SEC on August 13, 2020).
*	Filed previously.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on August 14, 2020.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brandon E. Lacoff	Chairman of the Board and Chief Executive Officer	August 14, 2020
Brandon E. Lacoff	(Principal Executive Officer)

/s/ Martin Lacoff	Director of Finance	August 14, 2020
Martin Lacoff	(Principal Financial Officer and Principal Accounting Officer)